[MassMutual letterhead appears here]

December 11, 2015

United States Securities and Exchange Commission

Disclosure Review Office 3

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Variable Life Separate Account I (“Registrant”)

Massachusetts Mutual Life Insurance Company (“Depositor”)

Strategic Group Variable Universal Life II

Request to Withdraw Pre-Effective Amendment No. 1 to Registration

Statement on Form N-6 (File Nos. 333-206438 and 811-08075)

SEC Accession No. 0001193125-15-383366

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant and the Depositor respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Pre-Effective Amendment No. 1 (including any exhibits filed therein) under the Securities Act and Amendment No. 145 under the Investment Company Act of 1940, as amended, filed on November 20, 2015 (Accession No. 0001193125-15-383366) (the “Amendment”) to the above-referenced Registration Statement filed on Form N-6. The Amendment referenced an incorrect Class (Contract) ID number (C000027261). No securities were sold in the offering. It is our plan to file another pre-effective amendment with the correct Class (Contract) ID number (C000161953) and to include in that pre-effective amendment all exhibits and any other necessary documentation that were filed in the Amendment.

Accordingly, the Registrant and Depositor hereby respectfully request that the withdrawal of the Amendment be effective as of the date hereof or as soon as practicable thereafter.

Please call the undersigned at 413-744-8632 or Gary Murtagh at 413-744-6240 or e-mail Gary Murtagh at gmurtagh@masmutual.com if you have any questions regarding this filing.

Sincerely,

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

/s/ John E. Deitelbaum*
John E. Deitelbaum, Senior Vice President and Deputy General Counsel

*Pursuant to Power of Attorney granted by a majority of the Board of

Directors of Massachusetts Mutual Life Insurance Company

Cc: Sally Samuel, Branch Chief

  United States Securities and Exchange Commission

MassMutual Financial Group is a marketing name for Massachusetts Mutual Life Insurance Company (MassMutual) and its affiliated companies and sales representatives.

Springfield, MA 01111-0001                        •              (413) 788-8411